SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

AZUR INTERNATIONAL, INC.
(Name of the Issuer)

Azur International, Inc.
New Harvest Capital Corporation
(Name of Persons Filing Statement)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

05500V105
(CUSIP Number of Class of Securities)

Albert Lazo Secretary and General Counsel Azur International, Inc. 101 NE 3rd Avenue, Suite 1220 Fort Lauderdale, Florida 33301 (954) 763-1515	Albert Lazo Secretary New Harvest Capital Corporation 101 NE 3rd Avenue, Suite 1220 Fort Lauderdale, Florida 33301 (954) 763-1515
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copy to:

Darren Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022

     This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$44,482,147.64	$5,235.55

*
Estimated solely for purposes of calculating the amount of the filing fee. The transaction reported hereby relates to 48,614,369 outstanding shares of Azur International, Inc. Common Stock as of July 18, 2005.

**
The filing fee is based on the product of 48,614,369 (the number of shares of Azur International, Inc. Common Stock that are subject to the transaction reported hereby) and $.915 (the average of the high and low prices of the Azur International, Inc. Common Stock reported on pinksheets.com on July 14, 2005. The filing fee was calculated by multiplying the resulting transaction value of $44,482,147.64 by 0.0001177.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $5.72

          Form or Registration No.: S-4

          Filing Party: New Harvest Capital Corporation

          Date Filed: July 20, 2005

Introduction

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission on July 20, 2005 with respect to Azur International, Inc., a Nevada corporation (“Azur”), and all of the outstanding shares of its Common Stock, par value $.0001 per share. The securities to which this Schedule 13E-3 relates are collectively referred to as the Subject Securities. This Schedule 13E-3 is being filed with the Commission by (1) Azur; (2) New Harvest Capital Corporation, a Delaware corporation (“New Harvest”). As of July 20, 2005 Azur owns approximately 50.4% of the outstanding common stock of New Harvest. Azur and New Harvest are collectively referred to as the Filing Persons. This Schedule 13E-3 relates to the Plan and Agreement to Exchange Stock, that Azur and New Harvest intend to enter into with each other and share exchange contemplated thereby.

     Concurrently with the filing of this Schedule 13E-3, New Harvest is filing a Registration Statement on Form S-4 containing a preliminary Information Statement/ Proxy Statement/Prospectus, under Regulations 14A of 14C of the Securities Exchange Act of 1934, as amended, relating to an action taken by written consent of the majority stockholder of Harvest and a special meeting of the stockholders of Azur at which the stockholders of Azur will consider and vote upon, among other things, a proposal to approve and adopt the Plan and Agreement to Exchange Stock and the share exchange contemplated thereby. If the approval of the Azur stockholders is obtained (and the other conditions to the share exchange are satisfied or, if applicable, waived), Azur common stockholders will receive one share of New Harvest common stock for every two shares of Azur common stock they own (the “Share Exchange”) and Azur will become a wholly owned subsidiary of New Harvest.

     A copy of the preliminary Information Statement/proxy Statement/Prospectus, is filed herewith as Exhibit 99.1 and a copy of the Plan and Agreement to Exchange Stock is included as Exhibit A thereto.

     Azur is responsible for all information contained in this Schedule 13E-3 concerning Azur and its subsidiaries, other than New Harvest and New Harvest is responsible for all information contained in this Schedule 13E-3 concerning New Harvest.

     The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the preliminary Information Statement/Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the preliminary Information Statement/Proxy Statement/Prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the preliminary Information Statement/Proxy Statement/Prospectus.

     All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934.

Item 1. Summary Term Sheet.

Item 1001

     The information contained in the following sections of the preliminary Information Statement/Proxy Statement/Prospectus is incorporated herein by this reference:

•	“Questions and Answers About the Share Exchange and Related Transactions”

•	“Summary”

Item 2. Subject Company Information.

Item 1002

     (a) The information contained in the following sections of the preliminary Information Statement/Proxy Statement/Prospectus is incorporated herein by this reference:

•	“Summary — The Companies”

 (b) The information contained in the following sections of the preliminary Information Statement/Proxy Statement/Prospectus is incorporated herein by this reference:

•	“Summary — Azur Shareholder Vote”

•	“Summary — The Share Exchange Consideration”

     (c) - (d) The information contained in the section of the preliminary Information Statement/Proxy Statement/Prospectus entitled “Background on Azur International, Inc. — Market for Common Equity and Related Stockholder Matters” is incorporated herein by this reference.

     (e) None of the Filing Persons has effected any underwritten public offerings of Subject Securities for cash during the past three years that were registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration under Regulation A promulgated under the Securities Act.

     (f) None of the Filing Persons has purchased any of the Subject Securities within the past two years.

Item 3. Identity and Background of Filing Persons.

Item 1003

     (a) - (c) New Harvest is an affiliate of Azur, the subject company of this Schedule 13E-3, because Azur owns shares of New Harvest common stock, representing, as of July 20, 2005, approximately 50.4% of the equity and approximately 50.4%% of the aggregate voting power of New Harvest. The information contained in the following sections of the preliminary Information Statement/Proxy statement/Prospectus is incorporated herein by this reference:

•	“Summary — The Companies”

•	“Background Information on New Harvest Capital Corporation — Directors and Officers.”

•	“Background Information on Azur International, Inc. — Directors and Officers.”

The business address and telephone number of each of the directors and executive officers of New Harvest is 101 NE 3rd Avenue, Suite 1220, Fort Lauderdale, Florida 33301, 954-763-1515.
The business address and telephone number of each of the directors and executive officers of Azur is 101 NE 3rd Avenue, Suite 1220, Fort Lauderdale, Florida 33301, 954-763-1515, except that the business address and telephone number of Otto Reich is 1100 30th Street NW, Suite 200, Washington, DC 20007; 202-333-1360 and the business address and telephone number of John Duggan is Laila, Ashley Rise, Walton-on-Thames, Surrey KT121, England; 44-93-223-2023.

Azur is the subject company of this Schedule 13E-3. New Harvest is filing this Schedule 13E-3 because it is an affiliate of Azur.

Item 4. Terms of the Transaction.

Item 1004

     (a)(1) Not applicable.

     (a)(2) (i) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers about the Share Exchange and Related Transactions”— Concerning the Mergers”

•	“Summary — The Share Exchange”

•	“Summary — Certain Consequences of the Share Exchange”

•	“The Acquisition of Azur International, Inc.”

               (ii) The information contained in the following sections of the preliminary Information Statement/ Proxy Statement/Prospectus is incorporated herein by this reference:

•	“Summary — The Share Exchange Consideration”

(iii) The information contained in the following sections of the preliminary Information Statement/ Proxy Statement/Prospectus is incorporated herein by this reference:

“Questions and Answers About the Share Exchange and Related Transactions — Why Did Harvest and Azur Agree to the Share Exchange Agreement?”

“Summary — Reasons for Approval of the Share Exchange Agreement by the Harvest Board.”

“Summary — Reasons for Approval of the Share Exchange Agreement by the Azur Board.”

“The Acquisition of Azur International, Inc. — Reasons for the Approval of the Harvest Board.”

“The Acquisition of Azur International, Inc. — Reasons for the Approval of the Azur Board.”

               (iv) The information contained in the following sections of the preliminary Information Statement/Proxy Statement/Prospectus is incorporated herein by this reference:

•	“Summary — Written Consent”

“Summary — Azur Shareholder Vote”

               (v) The information contained in the section of the preliminary Information Statement/ Proxy Statement/Prospectus entitled “Comparison of the Rights of Harvest Stockholders and Azur Stockholders” is incorporated herein by this reference.

               (vi) The information contained in the section of the preliminary Information Statement/ Proxy Statement/Prospectus entitled “Summary - Accounting Treatment” is incorporated herein by this reference.

               (vii) The information contained in the section of the preliminary Information Statement/ Proxy Statement/Prospectus entitled “Summary - Federal Income Tax Consequences” is incorporated herein by this reference.

     (c) Not applicable.

 (d) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

Questions and Answers About the Share Exchange and Related Transactions - What Rights Do I Have if I Oppose the Share Exchange?”

•	“Summary — Dissenters’ Rights”

•	“Outstanding Stock and Appraisal Rights”

  (e) None.

  (f) The information contained in the section of the preliminary Information Statement/Proxy Statement/Prospectus entitled “Summary — Market for Harvest Common Stock”is incorporated herein by this reference:

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

     (a)   The information contained in the section of the preliminary Information Statement/Proxy Statement/Prospectus entitled “Background Information on Azur International, Inc. - Certain Relationships and Related Transactions” is incorporated herein by this reference.

(b) - (c) The information contained in the section of the preliminary Information Statement/Proxy Statement/Prospectus entitled “The Acquisition of Azur International, Inc. - Background of the Offer and the Acquisition” is incorporated herein by this reference.

     (e) The information contained in the following sections of the preliminary Information Statement/Proxy Statement/Prospectus is incorporated herein by this reference:

•	“Questions and Answers about the Share Exchange and Related Transactions”— Concerning the Mergers”

•	“Summary — The Share Exchange”

•	“Summary — Certain Consequences of the Share Exchange”

•	“The Acquisition of Azur International, Inc.”

Item 6. Purpose of the Transaction and Plans or Proposals.

Item 1006

     (b) - (c) The information contained in the following sections of the preliminary Information Statement/ Proxy Statement/Prospectus is incorporated herein by this reference:

“Summary — The Share Exchange Agreement.”

“Acquisition of Azur International, Inc. — General Terms of the Share Exchange - Exchange and Purchase of Shares.”

“Acquisition of Azur International, Inc. — Termination of Azur’s Reporting Obligation under Exchange Act.”

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013

     (a) - (c) The information contained in the following sections of the preliminary Information Statement/ Proxy Statement/Prospectus is incorporated herein by this reference:

“Questions and Answers About the Share Exchange and Related Transactions — Why Did Harvest and Azur Agree to the Share Exchange Agreement?”

“Summary- Reasons for Approval of the Share Exchange Agreement by the Harvest Board.”

“Summary- Reasons for Approval of the Share Exchange Agreement by the Azur Board.”

“The Acquisition of Azur International, Inc. — Reasons for the Approval of the Harvest Board.”

“The Acquisition of Azur International, Inc. — Reasons for the Approval of the Azur Board.”

     (d) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

“Summary —  Certain Consequences of the Share Exchange.”

“Summary — Federal Income Tax Consequences.”

“Summary — Accounting Treatment.”

“The Acquisition of Azur International, Inc. — Federal Income Tax Consequences.”

Item 8. Fairness of the Transaction.

Item 1014

     (a) - (f) The information contained in the section of the preliminary Information Statement/Proxy Statement/Prospectus entitled “Recommendation of Boards of Directors and Fairness of the Share Exchange” is incorporated herein by this reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Item 1015

     (a)  The information contained in the section of the preliminary Information Statement/Proxy Statement/Prospectus entitled “Recommendation of Boards of Directors and Fairness of the Share Exchange” is incorporated herein by this reference.

(b) - (c) Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007

     (a) - (b) Not applicable.

(c) Set forth below is an itemization of all expenses estimated to be incurred in connection with the Share Exchange. Azur shall be responsible for paying all of such expenses.

Type of Expense	Estimated Amount

SEC Filing Fees	$6,000

Legal Fees	$100,000

Accounting Fees	$25,000

Printing and Edgar Expenses	$20,000

Item 11. Interest in Securities of the Subject Company.

Item 1008

     (a) The information contained in the section of the preliminary Information Statement/Proxy Statement/Prospectus entitled “Background Information on Azur International, Inc. - Ownership of Azur Common Stock” is incorporated herein by this reference:

(b) None

Item 12. The Solicitation or Recommendation.

Item 1012

     (d) - (e) The information contained in the section of the preliminary Information Statement/Proxy Statement/Prospectus entitled “Summary - Voting by Directors and Executive Officers” is incorporated herein by this reference:

Item 13. Financial Information.

Item 1010

     (a) - (b) The information contained in the following sections of the preliminary Information Statement/Proxy Statement/Prospectus is incorporated herein by this reference:

“Harvest Financial Statements”

“Azur Financial Statements”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009

     (a) - (b) None

Item 15. Additional Information.

Item 1011

     (b) The information contained in the preliminary Information Statement/Proxy Statement/Prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16. Exhibits.

Item 1016

     (a)(1) The preliminary Information Statement/Proxy Statement/Prospectus of New Harvest Capital Corporation and Azur International, Inc., as filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by New Harvest Capital Corporation on July 20, 2005, is filed with this Schedule 13E-3 as Exhibit 99.1.

     (b) None.

     (c) None.

     (d) The form of Plan and Agreement to Exchange Stock, between Harvest and Azur, is included as Exhibit A to the preliminary Information Statement/Proxy Statement/Prospectus of Harvest and Azur, which is filed with this Schedule 13E-3 as Exhibit 99.1.

     (f) The Nevada Appraisal Rights Statutes is included as Exhibit B to the preliminary Information Statement/Proxy Statement/Prospectus of Azur and Harvest, which is filed with this Schedule 13E-3 as Exhibit 99.1.

     (g) None.

SIGNATURES

     After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 20, 2005

AZUR INTERNATIONAL, INC.

By:	/s/ Donald Winfrey

Name:	Donald Winfrey
Title:	President

NEW HARVEST CAPITAL CORPORATION

By:	/s/ Donald Winfrey

Name:	Donald Winfrey
Title:	President

EXHIBIT INDEX

99.1	Preliminary Information Statement/Proxy Statement/Prospectus of New Harvest Capital Corporation and Azur International, Inc., as filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by New Harvest Capital Corporation on July 20, 2005.